June 27, 2019

Richard J. Daly
Chief Executive Officer
BROADRIDGE FINANCIAL SOLUTIONS, INC.
5 Dakota Drive
Lake Success, NY 11042

       Re: BROADRIDGE FINANCIAL SOLUTIONS, INC.
           Form 10-K for Fiscal Year Ended June 30, 2018
           Filed August 7, 2018
           File No. 001-33220

Dear Mr. Daly:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Consumer
Products
cc:    Maria Allen, SVP, Associate General Counsel and Corporate Secretary